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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported
[_]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Kang                              John                           H.
--------------------------------------------------------------------------------
   (Last)                            (First)                      (Middle)

                         100 N. Tampa Street, Suite 3150
--------------------------------------------------------------------------------
                                    (Street)

   Tampa                               FL                   33602
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                         Liquidmetal Technologies (LQMT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
________________________________________________________________________________
4.   Statement for Month/Year

                                December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      President and Chief Executive Officer
                      -------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   5.            6.
                                             2A.                    4.                             Amount of     Owner-
                                             Deemed                 Securities Acquired (A) or     Securities    ship
                                             Execu-                 Disposed of (D)                Beneficially  Form:    7.
                                             tion                   (Instr. 3, 4 and 5)            Owned at End  Direct   Nature of
                               2.            Date,      3.           ----------------------------  of Issuer's   (D) or   Indirect
1.                             Transaction   if any     Transaction                  (A)           Fiscal Year   Indirect Beneficial
Title of Security              Date          (Month/    Code           Amount        or     Price  (Instr. 3     (I)      Ownership
(Instr. 3)                     (mm/dd/yy)    Day/Year)  (Instr. 8)                   (D)           and 4)        (Instr.4)(Instr. 4)
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

Liquidmetal Technologies
Common Stock                   12/19/02                 J(1)           1,835,496(1)  A             2,548,472     D(2)
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                                                                                                                        By J.
                                                                                                                        Holdsworth
Liquidmetal Technologies                                                                                                Capital,
Common Stock                   12/19/02                 J(1)             398,366(1)  A               519,334     I      Ltd.
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                                                                                                                        By Wesley
Liquidmetal Technologies                                                                                                Investments,
Common Stock                   12/19/02                 J(1)             717,059(1)  A               717,059     I      Inc.
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====================================================================================================================================

*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

(1) Reflects change in form of beneficial ownership of 2,950,921 shares as a result of pro rata distribution by ATI Holdings, LLC and Cook Street, LLC. These shares have been previously reported as beneficially owned by the reporting person, and therefore these transactions do not represent an increase in the number of shares beneficially owned.
(2) Some of these shares were temporarily held by a trust for the benefit of the reporting person during the period between December 31, 2002 and January 31, 2003, but such shares were automatically distributed back to the reporting person on January 31, 2003 pursuant to the terms of the trust document.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.       10.
                                                                                                            Number   Owner-
                                                                                                            of       ship
                  2.                                                                                        Deriv-   of
                  Conver-                          5.                              7.                       ative    Deriv-  11.
                  sion                             Number of                       Title and Amount         Secur-   ative   Nature
                  or               3A.             Derivative   6.                 of Underlying    8.      ities    Secur-  of
                  Exer-            Deemed          Securities   Date               Securities       Price   Bene-    ity:    In-
                  cise     3.      Ex-             Acquired (A) Exercisable and    (Instr. 3 and 4) of      ficially Direct  direct
                  Price    Trans-  ecution 4.      or Disposed  Expiration Date    ---------------- Deriv-  Owned    (D) or  Bene-
1.                of       action  Date,   Trans-  of (D)       (Month/Day/Year)           Amount   ative   at End   In-     ficial
Title of          Deriv-   Date    if any  action  (Instr. 3,   ----------------            or      Secur-  of       direct  Owner-
Derivative        ative    (Month/ (Month/ Code    4 and 5)     Date     Expira-           Number   ity     Year     (I)     ship
Security          Secur-   Day/    Day/    (Instr. ------------ Exer-    tion               of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)        ity      Year)   Year)   8)       (A)   (D)   cisable  Date     Title    Shares   5)      4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                  Liquidmetal
Option to                                                                         Technologies
purchase                                                                          Common
common stock      $4.65                                         12/31/00 12/31/10 Stock    1,612,904                 D
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                                                                                  Liquidmetal
Option to                                                                         Technologies
purchase                                                                          Common
common stock      $4.65                                         02/21/01 12/31/05 Stock      322,581                 D
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====================================================================================================================================

Explanation of Responses:




        /s/ Curt P. Creely                                  February 14, 2003
---------------------------------------------            -----------------------
      CURT P. CREELY AS ATTORNEY IN FACT FOR                      Date
      JOHN H. KANG


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.